UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXPLANATORY NOTE

This Form 6-K/A is being filed to correct certain information filed on Form 6-K on April 21, 2008, pertaining to the resolutions adopted at the General Ordinary and Extraordinary Shareholders Meeting of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”) of April 15, 2008. The correction is as follows: the monetary figures expressed in the Company’s 6-K filed on April 21, 2008 should be expressed in Argentine pesos, not U.S. dollars. No other information contained in that Form 6-K is affected by this Form 6-K/A.

Exhibit 1:          Resolutions of the General Ordinary and Extraordinary Shareholders Meeting of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) of April 15, 2008

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Buenos Aires, April 15, 2008

On April 15, 2008, Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”) held a General Ordinary and Extraordinary Shareholder’s meeting, in accordance with its by-laws, in the city of Buenos Aires, Argentina at Azopardo 1025, piso 16. The shareholders of the Company adopted resolutions taking the following actions:

•	The designation, in compliance with local law, of two shareholders to sign the Minutes of the General Ordinary and Extraordinary Shareholder meeting.
•	The approval of the annual financial statements for the year ended December 31, 2007, which reflect net income of Ps. 122,458,766.46 and shareholders’ equity of Ps. 1,974,581,430.57.
•	The approval of the 2007 term of the Board of Directors and the Fiscal Committee of the Company.
•

The approval of Ps. 761,999.55 in directors’ fees paid to the members of the Board of the Directors of the Company for the year ended December 31, 2006 and Ps. 1,064,485 for the year ended December 31, 2007.

•	The approval of Ps. 90,000 in fees paid to the members of the Fiscal Committee of the Company for the year ended December 31, 2006 and Ps. 87,500 for the year ended December 31, 2007.
•	The election of a new member of the Board of Directors, Eduardo L. Llanos, who replaces outgoing Director Alfredo MacLaughlin.
•

The approval of the work of the certified accountant, Daniel Recanatini from Estudio Deloitte & Co. S.R.L., who prepared the financial statements for the year ended December 31, 2007 and the payment of Ps. 432,500 for this service.

•

The designation of new certified public accountants, Daniel Alejandro López and Carlos Martín Barbafina of Price Waterhouse & Co. S.R.L., to prepare the financial statements for the year ending December 31, 2008. In appointing these new auditors, the shareholders acted upon the determination of the Audit Committee that Mr. López and Mr. Barbafina were fit candidates for the position. Upon the further recommendation of the Audit Committee, the shareholders approved a fee of Ps. 540,000 for the services to be rendered by the auditors in 2008.

•

The approval of the actions taken by the Board of Directors in issuing the Company’s debt and the delegation to the Board of Directors the authority necessary to execute the global debt program of the Company, including setting the terms of each class of debt, soliciting public offers for Company debt, and listing the debt in various exchanges.

•	The approval of a Ps. 120,000 budget for the Audit Committee of the Company.

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•

The approval of the absorption of negative balance of the unassigned results of the Company, which totals Ps. 88,609,973.42 as of December 31, 2007, into the Company’s share premium, which totals Ps. 106,927,702.83 as of December 31, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: April 23, 2008